UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


  (Mark One)

       [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

                For the fiscal year ended December 31, 2006

                                         OR

       [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

                For the transition period from            to
                                                ----------    --------


                          Commission File Number 1-8501

              HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN
                 101 North Wacker Drive, Chicago, Illinois 60606


                              HARTMARX CORPORATION
                 101 North Wacker Drive, Chicago, Illinois 60606

              HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN
              ----------------------------------------------------

                       INDEX TO ANNUAL REPORT ON FORM 11-K
                       -----------------------------------



                                                                            Page

Financial Statements and Supplemental Schedules............................    1

Exhibit 23 - Consent of Independent Registered Public Accounting Firm......   17

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Plan Participants and Plan Administrator of
  the Hartmarx Savings Investment and Stock Ownership Plan
Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of the Hartmarx Savings Investment and Stock Ownership Plan ("the Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.


                                                /s/ Crowe Chizek and Company LLC

Oak Brook, Illinois
June 26, 2007

              HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN
              ----------------------------------------------------

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                 ----------------------------------------------
                           DECEMBER 31, 2006 AND 2005
                           --------------------------


                                                    2006             2005
                                                -------------    -------------
ASSETS:
  Investments, at fair value (Note 5):
    Vanguard mutual funds ..................    $57,545,549      $51,320,451
    Hartmarx Corporation common stock.......     15,177,419       17,766,344
    Vanguard Retirement Savings Trust.......      6,815,689        6,381,630
    Loans to participants...................        849,809          789,461
                                                -----------      -----------

      Total Investments.....................     80,388,466       76,257,886

  Due from Hartmarx Corporation:
    Participant contributions...............        325,232          296,595
    Employer contributions..................        100,700           91,502
    Participant loan repayments.............         33,366           30,629
  Accrued investment income.................            294              207
                                                -----------      -----------

      Total Assets..........................     80,848,058       76,676,819
                                                -----------      -----------


LIABILITIES:
  Accounts Payable:
    Purchases of investments................          3,464           10,760
                                                -----------      -----------

      Total Liabilities.....................          3,464           10,760
                                                -----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS...........    $80,844,594      $76,666,059
                                                ===========      ===========




                 See accompanying notes to financial statements.

                       HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN
                       ----------------------------------------------------

                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     ---------------------------------------------------------
                          FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
                          ----------------------------------------------

                                                                        2006             2005
                                                                     -----------      -----------

 Investment income:
   Mutual Funds -
     Net appreciation.......................................          $4,167,279       $1,941,530
     Dividends  ............................................           2,497,150        1,386,673
                                                                     -----------      -----------
       Total investment income from mutual funds............           6,664,429        3,328,203
                                                                     -----------      -----------
   Hartmarx Corporation common stock -
     Net (depreciation) appreciation........................          (1,308,124)         583,871
                                                                     ------------     -----------

   Other investment income -
     Earnings from Vanguard Retirement
       Savings Trust........................................             290,367          273,300
     Interest income from participant loans.................              49,509           47,552
                                                                     -----------      -----------
       Total other investment income........................             339,876          320,852
                                                                     -----------      -----------

 Total investment income....................................           5,696,181        4,232,926

 Contributions (Note 8).....................................           5,940,022        5,156,886
                                                                     -----------      -----------

   Total contributions and investment income................          11,636,203        9,389,812
                                                                     -----------      -----------

 Distributions to participants..............................          (7,454,553)      (6,798,499)
 Administrative expenses ...................................              (3,115)          (2,580)
                                                                     -----------      -----------

   Total distributions and expenses.........................          (7,457,668)      (6,801,079)
                                                                     ------------     -----------

 Net increase in net assets
     available for benefits.................................           4,178,535        2,588,733

 Net assets available for benefits:

   Beginning of year........................................          76,666,059       74,077,326
                                                                     -----------      -----------

   End of year..............................................         $80,844,594      $76,666,059
                                                                     ===========      ===========



                 See accompanying notes to financial statements.

              HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN
              ----------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                           DECEMBER 31, 2006 AND 2005
                           --------------------------


NOTE 1 - Plan Description:
--------------------------

The Hartmarx Savings Investment and Stock Ownership Plan (the "Plan") is a defined contribution pension plan available to employees of Hartmarx Corporation ("Hartmarx") and certain subsidiary and affiliated companies in the United States (collectively with Hartmarx, the "Employers") meeting specified requirements as to length of service (1 year) and age and who are not included in a collective bargaining unit having a labor agreement providing retirement benefits. Eligible employees who elected to participate in the Plan before April 1, 2004 also automatically participated in the Hartmarx Retirement Income Plan, a noncontributory defined benefit pension plan. Eligible employees hired after March 31, 2003 who elected to participate in the Plan are not eligible to participate in the Hartmarx Retirement Income Plan.

Participant Contributions:
--------------------------

Participants may contribute to the Plan (through regular payroll deductions) from 1% to 16% (in whole percentages) of their eligible annual earnings. Eligible annual earnings are subject to a maximum limit established under provision of the Internal Revenue Code ("Code") ($220,000 for 2006 and $210,000 for 2005). The first 6% of earnings contributed are considered "matched" contributions and determine the Employer contributions as described below. Contributions in excess of 6% of earnings are considered "voluntary" contributions and are not matched with Employer contributions. At the election of the participant, participant contributions in excess of the first 1% of earnings may be made on a pre-tax basis under Section 401(k) of the Code (up to a statutory limit of $15,000 for 2006 and $14,000 for 2005), or on an after-tax basis; however, the first 1% of participant earnings are always made on an after-tax basis. Under Section 414(v) of the Code, an eligible participant, who attains age 50 before the end of the Plan year and whose pre-tax contribution for the year is expected to be either 15% of his annual earnings or the annual statutory dollar limit, may make additional voluntary pre-tax contributions called "catch-up" contributions which are not matched by Employer contributions. The statutory limit on catch-up contributions was $5,000 in 2006 and $4,000 in 2005. Under certain circumstances provided for by Internal Revenue Service regulations, participant contributions on both pre-tax and after-tax bases may be further limited. Refunds of participant contributions determined to be in excess of these regulatory limits, if any, would be included in distributions to participants in the accompanying financial statements. Participants may change or cease contributions without withdrawing from the Plan as participants. Participants are also allowed to make rollover contributions of vested balances from other qualified pension plans.

Employer Contributions:
-----------------------

Employer contributions made to the Plan are based on a formula specified in the Plan, which includes incremental Employer contributions required to match certain participant contributions to the Plan. Employer contributions to the Plan, which may be in the form of cash or shares of Hartmarx common stock, were made in cash during the plan years ended December 31, 2006 and 2005. The Plan requires that Employer contributions made in cash be used to buy Hartmarx common stock as described in Notes 1 and 3.

The rate for Employer matching contributions was 50% of all matched participant contributions in 2006 and 2005. Employer matching contributions in 2006 and 2005 aggregated $1,234,203 and $1,199,030, respectively. Employer contributions are subject to maximum limits set by the Code and incorporated in the Plan.

Vesting:
--------

Participants are fully vested in their contributions to the Plan and related earnings at all times. For Employer contributions and earnings thereon, participants become 20% vested after two years of service, 40% vested after three years of service, 70% vested after four years of service and 100% vested after five years of service. Active participants also become fully vested in Employer contributions and related earnings at the earlier of (1) death; (2) reaching age 65; or, (3) upon the occurrence of certain specified events deemed to be a change in control of Hartmarx.

For participants who terminate employment with an Employer, nonvested Employer contributions and related earnings are withheld and, if the participant incurs five consecutive one year breaks in service, forfeited. Forfeitures can be applied to reduce Employer contributions or they can be applied to pay administrative costs of the Plan. During 2006 and 2005, no forfeitures were applied to reduce Employer contributions or to pay Plan administrative costs. At December 31, 2006, the Plan's financial statements include the balances of nonvested Employer contributions and related earnings of terminated participants who had not incurred five consecutive one year breaks in service and amounts forfeited aggregated the equivalent of 50,478 shares of Hartmarx common stock with a market value of $356,375 and 7,750 units of the Vanguard Prime Money Fund with a market value of $7,750. At December 31, 2005, the amounts forfeited aggregated the equivalent of 44,016 shares of Hartmarx common stock with a market value of $343,763 and 7,389 units of the Vanguard Prime Money Fund with a market value of $7,389.

Participant Loans:
------------------

Participants may borrow that portion of their account attributable to participant contributions and related earnings within percentage and dollar limits and at rates and terms permitted by the Code and specified in the Plan. Loans are payable over periods of one to five years (usually through payroll deduction), with the exception that a loan to purchase a primary residence may be paid over a term as long as 15 years. Interest is charged at a rate which exceeds the prime rate at the inception of the loan by 1%. At December 31, 2006 and 2005, the interest on new loans was 9.25% and 8.25%, respectively. Principal and interest payments are credited directly to the borrowing participant's accounts according to the funds selected for current contributions.

A participant receiving a loan is charged a loan origination fee and an annual administration fee which is deducted from the participant's account in each year the loan is outstanding. In 2006 and 2005, loan origination and annual administration fees were $40 and $20, respectively.

Administrative Expenses:
------------------------

Administrative expenses of the Plan are comprised of trustee, record keeping, auditing, legal, proxy and participant loan and redemption fees. The Plan provides that administrative expenses may be paid from forfeitures of nonvested employer contributions and related earnings. Administrative expenses not paid by the Plan are payable by Hartmarx. Administrative fees paid by the Plan for 2006 of $3,115 and for 2005 of $2,580 represent loan and redemption fees which were charged to the accounts of participants with loans. For 2006 and 2005, Hartmarx paid Plan administrative expenses of $114,404 and $126,639, respectively.

Investment Options:
-------------------

Participant contributions are invested at the participant's direction in the investment programs described in Note 3. Employer contributions for participants are invested in the Hartmarx Corporation Common Stock Fund. Prior to January 1, 2007, only participants age 55 and older were able to transfer all or part of their Employer contributions and related earnings in the Hartmarx Corporation Common Stock Fund into the other investment programs. Effective January 1, 2007, enhanced diversification rules became effective which allow all participants to transfer all or part of their Employer contributions and related earnings in the Hartmarx Corporation Common Stock Fund into the other investment programs.

Voting of Shares:
-----------------

Hartmarx stock allocated to participants' accounts in the Hartmarx Corporation Common Stock Fund is voted by the Trustee as directed by the participants. Shares not voted by participants, including forfeitures, are voted by the Trustee in the same proportion as shares voted by participants.

Distributions and Withdrawals:
------------------------------

Vested account balances are generally distributed upon the participant's retirement, termination of employment, disability or death. Participants may also receive vested account balances while remaining employed by an Employer upon withdrawal from the Plan, but withdrawals for participants under age 59-1/2 are generally limited to vested Employer contributions and after-tax participant contributions, except that pre-tax participant contributions may also be distributed in certain circumstances. Distributions and withdrawals are normally made in cash, except that a participant may elect to receive distributions and certain withdrawals from the Hartmarx Corporation Common Stock Fund in the form of full shares of Hartmarx common stock with cash in lieu of fractional shares.

Administrator and Fiduciary:
----------------------------

The Plan Administrator is the Plan Administration Committee of Hartmarx Corporation. Vanguard Fiduciary Trust Company, a trust company and wholly owned subsidiary of The Vanguard Group Inc., is the sole Trustee of the Plan and the custodian of the Hartmarx Corporation Common Stock Fund and all other Plan funds.

Plan Termination:
-----------------

Hartmarx reserves the right to terminate the Plan on any date specified provided that 30 days advance written notice of the termination is given to the Trustee and to the Employers. There are no priorities for distribution of assets upon termination of the Plan. If the Plan were terminated, participants would become fully vested in their account balances, including participant and Employer contributions and related earnings, and former participants who had not incurred five consecutive one year breaks in service would become fully vested in the balances of nonvested Employer contributions and related earnings. Any remaining Plan assets shall be allocated and paid to participants in accordance with
Section 403(d)(1) of ERISA.

NOTE 2 - Significant Accounting Policies:
-----------------------------------------

The financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America and, accordingly, include certain amounts based on informed estimates and judgements of the Plan Administrator with consideration given to materiality. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year's presentation.

Investments in publicly-traded securities (Hartmarx Corporation common stock) and mutual funds are carried at published market values and net asset values, respectively. Investments in the Vanguard Retirement Savings Trust, a collective investment trust, are based upon the net asset values of the trust reflecting all investments at fair value, including indirect investments in fully benefit-responsive investments contracts, as reported by the Plan trustee. Loans to participants represent the unpaid principal balance, which approximates fair value.

Income from investments is recorded as earned. Purchases and sales of investments are recorded on a trade date basis. Included in the Statement of Changes in Net Assets Available for Benefits is the net appreciation (depreciation) of mutual funds and Hartmarx Corporation common stock which includes realized investment gains (losses) and unrealized appreciation (depreciation) on those investments.

Distributions include proceeds from the liquidation of participant investments, the market value of Hartmarx common stock distributed, unpaid loan balances of withdrawing participants and excess contributions refunded, if any. Distributions are recorded when paid.

Adoption of New Accounting Standard - The Plan retroactively adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by the Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans ("the FSP") in 2006. The FSP requires that fully benefit-responsive investment contracts included in the underlying investments of a common collective trust fund in which the Plan holds an interest be presented at fair value. In addition, any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts. Management has determined that the estimated fair value of the Plan's indirect investments in fully benefit-responsive contracts as of December 31, 2006 and 2005 approximates contract value. Accordingly, the adoption of the FSP had no impact on the net assets available for benefits as of December 31, 2006 or 2005. The net appreciation (depreciation) reported in the statements of changes in net assets available for benefits was also not impacted by the adoption of the FSP, as the amounts reflect the contract value of fully benefit responsive contracts held directly or indirectly by the Plan.

NOTE 3 - Investment Programs:
-----------------------------

The following investment options are available:

   Vanguard mutual funds (registered investment companies whose assets are primarily marketable securities):
     - GNMA Fund, an income fund.
     - Prime Money Market Fund, a money market mutual fund.
     - 500 Index Fund, a growth and income fund.
     - STAR Fund, a balanced fund.
     - PRIMECAP Fund, a growth fund.
     - International Growth Fund, a growth fund.
     - Small-Cap Index Fund, an aggressive growth and income fund.
     - Mid-Cap Index Fund, a growth and income fund.
     - Total Bond Market Index Fund, a bond fund.
     - Windsor II Fund, a growth and income fund.

   Vanguard Retirement Savings Trust, a collective investment trust which invests solely in the Vanguard Retirement Savings Master Trust whose assets are primarily investment contracts.

   Hartmarx Corporation Common Stock Fund, which invests primarily in Hartmarx common stock. Employer matching contributions and participant contributions and earnings, if any, are credited to participant accounts based on shares of Hartmarx common stock at 90% of the average trading prices as reported in the New York Stock Exchange-Composite Transaction quotations on the date the shares are purchased or deemed to be purchased by the Plan; participant loan payments and transfers to the Fund are credited to participant accounts at the closing market prices on the transaction date. Shares acquired with participant contributions and Employer matching contributions are purchased from Hartmarx at 90% of the average trading prices credited to participant accounts for contributions. Shares acquired in 2006 and 2005 with funds from loan payments and transfers to the Hartmarx Corporation Common Stock Fund were purchased in the open market and from Hartmarx at market prices.

   The Vanguard mutual funds and Vanguard Retirement Savings Trust are managed by an affiliate of Vanguard Fiduciary Trust Company.

   Participants may select more than one investment option and may change investment options as often as once a month and may transfer previously contributed balances on a daily basis within limits established by Vanguard.

   Investment in each fund option is at the participant's direction, except that Employer contributions and related earnings for participants under age 55 are restricted to the Hartmarx Corporation Common Stock Fund, as summarized in
   Note 9.

   With the exceptions of the Vanguard Retirement Savings Trust and the Loan Fund, the market value of the investments of each Fund (Hartmarx stock or mutual funds) are published for each business day, and changes in the market value produce similar changes in the unit values of each Fund.

   A summary of units and unit values for the Hartmarx Corporation Common Stock Fund and the Vanguard Retirement Savings Trust is as follows:

                                                  December 31, 2006                  December 31, 2005
                                              --------------------------          -------------------------
                                                 Units       Unit Value              Units      Unit Value
                                              ----------     -----------          -----------   -----------
Hartmarx Corporation Common
   Stock Fund                                  1,645,628         $9.25              1,741,596      $10.23
Vanguard Retirement Savings
   Trust                                       6,815,689         $1.00              6,381,630       $1.00

NOTE 4 - Tax Status:
--------------------

The Plan is intended to be a qualified employee benefit plan under Section 401(a) and 4975 (e)(7) of the Internal Revenue Code, exempt from federal income tax, with participants not being subject to tax on Employer contributions or earnings of the Trust prior to receiving benefits under the Plan. On November 8, 2002, the Internal Revenue Service issued a favorable determination letter with respect to the qualified status of the Plan as amended and restated effective December 31, 2000. The Plan has been subsequently amended since the effective date of the determination letter to reflect the merger of the Hartmarx Stock SIP Fund and the Hartmarx Stock ESOP Fund into the Hartmarx Corporation Common Stock Fund and to incorporate new legislatively mandated requirements. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, the Plan Administrator believes a provision for federal income taxes in the accompanying financial statements is not required.

NOTE 5 - Investment Information:
--------------------------------

The following summarizes the Plan's investments at December 31, 2006 and 2005:

                                                                                        2006
                                                                     ------------------------------------
                                                                         Stock shares,
                                                                           Fund and           Fair
                                                                          Trust units        value
                                                                      ------------------   --------------
At quoted market value or net asset value:

Vanguard Mutual Funds:
   GNMA Fund....................................................             569,646        $5,816,086*
   Prime Money Market Fund......................................           2,177,431         2,177,431
   500 Index Fund...............................................              94,670        12,362,962*
   Star Fund....................................................             445,759         9,334,184*
   PRIMECAP Fund................................................             204,295        14,086,158*



   International Growth Fund....................................             219,157         5,229,087*
   Small-Cap Index Fund.........................................              82,620         2,695,059
   Mid-Cap Index Fund...........................................              91,972         1,819,206
   Total Bond Market Index Fund.................................             126,835         1,267,085
   Windsor II Fund..............................................              79,375         2,758,291
                                                                                          ------------
       Total Vanguard Mutual Funds..............................                            57,545,549
                                                                                          ------------

Hartmarx Corporation Common Stock...............................           2,149,776        15,177,419*
                                                                                          ------------
                                                                                            72,722,968
                                                                                          ------------
At estimated fair value:

Vanguard Retirement Savings Trust...............................           6,815,689         6,815,689*
Loans to participants...........................................                               849,809
                                                                                          ------------
                                                                                             7,665,498
                                                                                          ------------

   Total investments............................................                           $80,388,466
                                                                                          ============


                                                                                       2005
                                                                     ------------------------------------
                                                                         Stock shares,
                                                                           Fund and           Fair
                                                                          Trust units        value
                                                                      ------------------   --------------
At quoted market value or net asset value:
Vanguard Mutual Funds:
   GNMA Fund....................................................             525,724      $  5,414,960*
   Prime Money Market Fund......................................           2,274,898         2,274,898
   500 Index Fund...............................................              99,097        11,388,196*
   Star Fund....................................................             460,382         9,023,487*
   PRIMECAP Fund................................................             202,808        13,245,418*
   International Growth Fund....................................             162,550         3,413,548
   Small-Cap Index Fund.........................................              95,806         2,732,393
   Mid-Cap Index Fund...........................................              86,038         1,516,847
   Total Bond Market Index Fund.................................              65,001           653,906
   Windsor II Fund..............................................              52,882         1,656,798
                                                                                         -------------
       Total Vanguard Mutual Funds..............................                            51,320,451
                                                                                         -------------

Hartmarx Corporation Common Stock...............................           2,274,820        17,766,344*
                                                                                         -------------
                                                                                            69,086,795
                                                                                         -------------
At estimated fair value:

Vanguard Retirement Savings Trust...............................           6,381,630         6,381,630*
Loans to participants...........................................                               789,461
                                                                                         -------------
                                                                                             7,171,091
                                                                                         -------------

   Total investments............................................                           $76,257,886
                                                                                         =============

* - Investment's fair value is 5% or more of net assets available for plan benefits at the respective date.

NOTE 6 - Risks and Uncertainties:
---------------------------------

The Plan provides for various investment options in shares of Hartmarx common stock and units of investment entities which invest in combinations of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits. At December 31, 2006 and 2005, approximately 19% and 23%, respectively, of the Plan's assets were invested in Hartmarx Corporation common stock.

NOTE 7 - Related Party Transactions and Party-In-Interest Transactions:
-----------------------------------------------------------------------

Related party transactions consist of loans made to participants and investments in Hartmarx Corporation Common Stock. Plan investment options include a collective investment trust managed by Vanguard Fiduciary Trust Company, the Plan Trustee, and mutual funds operated by an affiliate of Vanguard Fiduciary Trust Company and, accordingly, these transactions are party-in-interest transactions. Fees paid by the Plan to Vanguard Fiduciary Trust Company for participant loan administration services were $3,115 for the year ended December 31, 2006 and $2,580 for the year ended December 31, 2005. None of these related party transactions and party-in-interest transactions are prohibited transactions as defined under the Employee Retirement Income Security Act of 1974.

NOTE 8 - Contributions:
-----------------------

The following summarizes contributions to the Plan in 2006 and 2005:

                                                        2006            2005
                                                    -----------     -----------

     Participant  - Payroll withholdings             $4,130,815      $3,908,497
                  - Rollovers from other plans          575,004          23,499
     Employer                                         1,234,203       1,199,030
     Other                                                    -          25,860
                                                    -----------     -----------

           Total contributions                       $5,940,022      $5,156,886
                                                    ===========     ===========

In addition to rollover contributions from participants at existing participating Employers, participant rollover contributions in 2006 included balances for several participants from a plan maintained by a business from which Hartmarx acquired certain assets, properties and operations in 2005 and the acquired business unit became a participating Employer in 2006.

Other contributions in 2005 consist of proceeds received by the Plan in connection with the monetary settlement of a class action lawsuit commenced in 2001 related to an unsuccessful attempt to acquire 100% of Hartmarx Corporation common stock. Plan participants with an account balance consisting of employee contributions in the Hartmarx Corporation Common Stock Fund on October 1, 2001 and on May 13, 2005, were credited with a pro-rated portion of this settlement based on the May 13, 2005 balances of eligible participants. A deposit on

May 13, 2005 of the settlement proceeds was made to their Hartmarx Corporation Common Stock Fund accounts.

NOTE 9 - Non-Participant Directed Fund Information:
---------------------------------------------------

Non-participant directed funds include the allocated Hartmarx Corporation Common Stock Fund balances of participants under age 55 and forfeited balances. The net assets of the non-participant directed funds as of December 31, 2006 and 2005, is summarized as follows:

                                                              2006                        2005
                                                    --------------------------  ------------------------
                                                       Trust       Hartmarx       Trust      Hartmarx
                                                        and      Corporation      and      Corporation
                                                       Mutual      Common         Mutual     Common
                                                       Funds      Stock Fund      Funds     Stock Fund
Net Assets:
     Prime Money Market Fund........................  $ 7,750     $         -     $ 7,389   $         -
     Hartmarx Corporation Common Stock Fund.........        -       6,673,267          -      7,410,902
                                                    ----------  --------------  ----------  ------------

       Total Net Assets.............................  $ 7,750     $ 6,673,267     $ 7,389   $ 7,410,902
                                                    ==========  ==============  ==========  ============

The changes in the net assets of the non-participant directed funds within the Plan for the years ended December 31, 2006 and 2005, is summarized as follows:

                                                             2006                       2005
                                                    ------------------------  ------------------------
                                                      Trust       Hartmarx     Trust        Hartmarx
                                                       and      Corporation    and        Corporation
                                                      Mutual      Common       Mutual       Common
                                                      Funds      Stock Fund    Funds       Stock Fund
Changes in Net Assets:
   Investment income (loss).........................$    361     $  (563,195)  $   216     $    41,659
   Employer contributions...........................       -         765,079         -         747,805
   Transfers-balances for participants 55
     and older no longer restricted.................       -        (413,561)        -        (591,628)
   Distributions to participants....................       -        (525,958)        -        (458,312)
                                                    --------     -----------  --------     -----------

Net increase (decrease) in net assets...............     361        (737,635)      216        (260,476)

Net assets:  Beginning of year......................   7,389       7,410,902     7,173       7,671,378
                                                    --------     -----------  --------     -----------

             End of year............................ $ 7,750     $ 6,673,267   $ 7,389     $ 7,410,902
                                                    ========     ===========  ========     ===========

              HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN
              ----------------------------------------------------

                              SUPPLEMENTAL SCHEDULE
                              ---------------------

                  SCHEDULE OF ASSETS HELD AT DECEMBER 31, 2006
                  --------------------------------------------
                             (Schedule H - Line 4i)

         Plan Sponsor: Hartmarx Corporation EIN: 36-3217140 Plan No: 002


    Identity of Party,
     Description of                         Maturity       Interest            Historical         Current
        Investment                            Date           Rate                 Cost             Value
    --------------------                  ------------    ----------              ----           ---------
    Line 1c(8)
    ----------

    *  Loans to Participants               Various        5.0% - 9.5%         $        -       $   849,809
                                                                             ============      -----------
    Line 1c(9)
    ----------

    *  Vanguard Retirement Savings
        Trust (6,815,689 units)                                               $ 6,815,689        6,815,689
                                                                              ===========      -----------

    Line 1c(13)
    -----------

    *  Vanguard GNMA Fund
       (569,646 shares)                                                       $ 5,869,482        5,816,086

    *  Vanguard Prime Money Market Fund
       (2,177,431 shares)                                                       2,177,431        2,177,431

    *  Vanguard 500 Index Fund
       (94,670 shares)                                                          8,896,730       12,362,962

    *  Vanguard STAR Fund
       (445,759 shares)                                                         7,719,765        9,334,184

    *  Vanguard PRIMECAP Fund
       (204,295 shares)                                                        10,667,225       14,086,158

    *  Vanguard International Growth Fund
       (219,157 shares)                                                         4,284,824        5,229,087

    *  Vanguard Small-Cap Index Fund
       (82,620 shares)                                                          1,951,135        2,695,059

    *  Vanguard Mid-Cap Index Fund
       (91,972 shares)                                                          1,480,547        1,819,206

    *  Vanguard Total Bond Market Index Fund
       (126,835 shares)                                                         1,278,110        1,267,085

                                                  (Continued)

              HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN
              ----------------------------------------------------


                              SUPPLEMENTAL SCHEDULE
                              ---------------------

                  SCHEDULE OF ASSETS HELD AT DECEMBER 31, 2006
                  --------------------------------------------
                             (Schedule H - Line 4i)

         Plan Sponsor: Hartmarx Corporation EIN: 36-3217140 Plan No: 002


    Identity of Party,
     Description of                         Maturity       Interest            Historical         Current
        Investment                            Date           Rate                 Cost             Value
    --------------------                  ------------    ----------              ----           ---------

                                    (Continued)
    *  Vanguard Windsor II Fund
       (79,375 shares)                                                          2,404,840        2,758,291
                                                                           --------------    -------------

                                                                              $46,730,089       57,545,549
                                                                           ==============    -------------

    Line 1d(1)
    ----------

    *  Hartmarx Corporation
       Common Stock
       (2,149,776 shares)                                                     $10,305,128       15,177,419
                                                                           ==============    -------------


          Total Investments                                                                   $ 80,388,466
                                                                                              ============



    * Party-in-interest to the Plan.

                                     HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN
                                     ----------------------------------------------------

                                                     SUPPLEMENTAL SCHEDULE
                                                     ---------------------

                                              SCHEDULE OF REPORTABLE TRANSACTIONS
                                              -----------------------------------

                                  SERIES OF SECURITY TRANSACTIONS EXCEEDING 5% OF PLAN ASSETS
                                             FOR THE YEAR ENDED DECEMBER 31, 2006
                                                     (Schedule H, Line 4j)

                                Plan Sponsor: Hartmarx Corporation EIN: 36-3217140 Plan No: 002

                                                                                                     Current
                                                                                                     Value of
                                                                                   Historical         Asset On
Identity of Party                                   Purchase         Selling        Cost of         Transaction   Net Gain
      Involved          Description of Asset          Price           Price           Asset            Date       or (Loss)
--------------------    --------------------      -------------    -----------    -------------     -----------   -----------


The Vanguard Group      Hartmarx Corporation
                           Common Stock            $1,714,719       $       -       $        -      $1,884,287    $   169,568
                           Common Stock                     -       2,794,863        1,127,933       2,794,863      1,666,930



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Hartmarx Plan Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                      HARTMARX SAVINGS INVESTMENT
                                      AND STOCK OWNERSHIP PLAN
                                      ---------------------------
                                      (Name of Plan)


Date:     June 28, 2007         By:   /s/      GLENN R. MORGAN
     ------------------               ---------------------------------------
                                      Glenn R. Morgan
                                      Executive Vice President, Chief
                                      Financial Officer and Treasurer of
                                      Hartmarx Corporation and Member of
                                      the Hartmarx Plan Administration Committee